Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
US Airways Group, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-8 of US Airways Group, Inc. and subsidiaries (the Company) of our reports dated February 22, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of the Company.
Phoenix, Arizona
June 30, 2011

/s/ KPMG LLP